

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-mail</u>
Mr. James H. Nicholson
Chief Financial Officer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **Re: PVF Capital Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 19, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 8-K filed January 26, 2012**
> **File No. 000-24948**

Dear Mr. Nicholson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K filed for Fiscal Year Ended June 30, 2011</u>

<u>Loan Underwriting Policies, page 5</u>

1. Noting your reference to sub-prime loans on page 10, please revise future filings to disclose whether you have underwritten any hybrid loans, low-doc/no-doc loans, payment

option ARMS or sub-prime loans, including how you define that term. To the extent you have any such loans in your portfolio, please quantify them by type.

Business – Nonperforming Loans and Other Problem Assets, page 10

2. When evaluating non-residential real estate and residential construction impaired loans and the underlying collateral, we note the disclosure that management takes into consideration the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. This evaluation involves discounting the original appraised values of the real estate and estimated disposition costs along with unpaid real estate taxes to arrive at an estimate of the net realizable value of the collateral. Please revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and whether this policy varies by loan type. Please describe in detail the adjustments you make to the appraised values. Additionally, disclose how the use of outdated appraisal values impacts your determination of the allowance for loan losses.

3. Considering the significant range of time it may take to resolve a foreclosure (12 to 60 months), please revise future filings to provide an aging disclosure of these loans, particularly for those loans that have been on non-accrual status for 365 days or more. Disclose how the aging of these loans impacts your determination of the allowance for loan losses.

4. Please revise future filings to include a roll forward of Other Real Estate Owned (OREO), including changes attributable to transfers in, sales, write-offs, impairments, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-interest income, page 58

5. We note the Exchange Agreements I and II entered into in September and October of 2009 respectively which resulted in gains recognized. So that we may have a better understanding of these transactions, please provide us with sufficient detailed information which describes each of the transactions and supports the accounting treatment followed in the recording of the gains recognized.

Notes to Consolidated Financial Statements

Note 17 – Fair Value, page 100

6. We note the Company makes nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO in determining fair value. Please revise future filings to disclose the specific nature of the adjustments made on certain properties. Additionally, provide us with examples that support the adjustments and methodologies utilized in determining the fair value. Disclose whether the company

consistently applies the same methodology to these types of properties or whether there are different approaches utilized, including the basis for any differences. Further, disclose whether there have been any upward adjustments made in determining the fair value of any of the properties valued under this approach and provide us with examples of cases when this has occurred.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 3 – Loans Receivable: Troubled Debt Restructurings., page 17

7. Please revise future filings to disclose the specific types of loan modifications made by class of financing receivable as required by ASC 310-10-50-33a.

8. Please revise future filings to disclose the company's accounting policy regarding the classification of troubled debt restructurings as nonaccrual and nonperforming and the circumstances under which a particular restructured loan would be considered to be performing. Disclose how you determine the allowance for loan losses for loans that are returned to accrual status.

9. Please revise future filings to provide information in a tabular format that addresses the aggregate amount of troubled debt restructurings by class for each of the periods presented.

10. Please revise future filings to provide a roll forward of troubled debt restructurings for the periods presented, including identification and quantification of each component that contributed to the change.

Form 8-K filed January 26, 2012

11. Noting your reference to an enhanced loan accounting system, please revise future filings to provide an expanded discussion of this accounting system and how its implementation resulted in the significant change in charge-offs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3851 with any other questions.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant